Exhibit 12.1

McCormick & Company, Inc

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Q1 2004	Year ended November 30th
		2003	2002	2001	2000	1999

Net income from consolidated operations	35.9	186.6	154.5	118.0	106.4	74.7
Income tax expense	16.1	83.4	69.4	57.0	58.6	50.6
Income from consolidated operations before income taxes	52.0	270.0	223.9	175.0	165.0	125.3

Plus fixed charges:
Interest expense	9.6	38.6	39.2	46.7	36.2	28.5
Capitalized interest	0.9	2.7	3.3	1.3	—	—
Interest included in rent expense	1.9	7.7	6.0	5.7	6.0	5.8
Total fixed charges	12.4	49.0	48.5	53.7	42.2	34.3

Plus:
Amortization of capitalized interest	0.1	0.5	0.1	—	—	—
Dividends from unconsolidated subsidiaries	—	20.6	19.1	18.4	10.7	8.0
	0.1	21.1	19.2	18.4	10.7	8.0
Less:
Capitalized interest	(0.9)	(2.7)	(3.3)	(1.3)	—	—

Adjusted earnings	63.6	337.4	288.3	245.8	217.9	167.6

Ratio of earnings to fixed charges	5.13	6.89	5.94	4.58	5.16	4.89

For the purpose of this ratio, “earnings” consist of income from consolidated operations before income taxes, plus fixed charges (net of capitalized interest), amortization of capitalized interest and dividends from unconsolidated subsidiaries.  Fixed charges consist of interest expense before reduction for capitalized interest and one-third of rental expense, which is considered to be representative of an interest factor.